UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Tenax Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

88032L209
(CUSIP Number)

Daniel Radden c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	88032L209

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,773,455

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,773,455

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,773,455

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	88032L209

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,773,455

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,773,455

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,773,455

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	88032L209

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,773,455

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,773,455

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,773,455

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	88032L209

Item 1.	Security and Issuer.

The name of the issuer is Tenax Therapeutics, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is ONE Copley Parkway, Suite 490, Morrisville, North Carolina 27560. This Schedule 13D relates to the Issuer's Common Stock, $0.0001 par value per share (collectively, the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company (“Armistice Capital”); (ii) Armistice Capital Master Fund Ltd., a Cayman Islands corporation (the “Master Fund”); and (iii) Steven Boyd, a United States citizen (“Mr. Boyd”, and collectively with Armistice Capital and the Master Fund, the “Reporting Persons”).

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Master Fund. The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities. The principal business address of the Master Fund is: c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands. The board of directors of the Master Fund consists of Steven Boyd, Kevin A. Phillip and Gregory S. Bennett.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd’s business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the reported securities came from the working capital of the Master Fund, which is the direct owner of the reported securities. No borrowed funds were used to purchase the reported securities, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On July 6, 2020, the Issuer and the Master Fund entered into a: (i) Securities Purchase Agreement for Class C and Class D Units (the “RDO Purchase Agreement”); and (ii) Securities Purchase Agreement for Class E and Class F Units (the “PIPE Purchase Agreement”, and together with the RDO Purchase Agreement, the “Purchase Agreements”). Pursuant to the Purchase Agreements, the Master Fund acquired from the Issuer, in the aggregate: (i) 2,523,611 Shares; (ii) 5,260,005 pre-funded common stock purchase warrants of the Issuer (collectively, the “Pre-Funded Warrants”); (iii) 3,175,924 series B common stock purchase warrants of the Issuer (the “Series B Warrants”); and (iv) 4,607,962 series C common stock purchase warrants of the Issuer (the “Series C Warrants”, and together with the Series B Warrants, the “Series B and C Warrants”). The Pre-Funded Warrants are currently exercisable for $0.0001 per Share and do not expire. The Series B and C Warrants are currently exercisable for $0.903 per Share and expire on January 6, 2026; provided, however, that the Series B and C Warrants are subject to blocker provisions that prevent the Master Fund from exercising the Series B and C Warrants if it would be more than a 19.99% beneficial owner of the Shares following any such exercise. The aggregate purchase price paid by the Master Fund to acquire the foregoing Shares, Pre-Funded Warrants and Series B and C Warrants was $8,000,000.59.

Pursuant to the terms of the PIPE Purchase Agreement, the Issuer also agreed to appoint to its board of directors (the “Board”) two directors designated in writing by the Master Fund within five days of such designation. Further, subject to the terms of the PIPE Purchase Agreement, for as long as the Master Fund beneficially owns (on a fully converted basis ignoring for such purposes any conversion or exercise limitations that may be applicable) at least 19.90% of the Shares, the Issuer will continue to recommend to its shareholders that it elect both of the Master Fund’s designees to serve as directors on the Board. In the event the Master Fund beneficially owns (on a fully converted basis ignoring for such purposes any conversion or exercise limitations that may be applicable) less than 19.90% of the Shares but more than 9.99% of the Shares, the Master Fund will have the right to designate a single designee to serve on the Board, and the Issuer will: (i) continue to recommend to its shareholders that it elect such designee to serve as a director on the Board; and (ii) not take any action to remove, or recommend the removal of, any Master Fund designee on the Board without cause unless the Master Fund has lost the right to appoint a designee on the Board as described above. Upon any removal or resignation of a Master Fund’s designee on the Board, the Issuer will, within five days of the receipt of written notice from Master Fund of a replacement designee, appoint to fill the vacancy so created with such replacement designee, subject to the terms of the PIPE Purchase Agreement.

In connection with the Purchase Agreements, the Issuer and the Master Fund also entered into a registration rights agreement (the “Registration Rights Agreement”) on July 6, 2020 pursuant to which the Issuer agreed to register for resale under the Securities Act of 1933, as amended, the Shares issuable upon exercise of: (i) the Series B and C Warrants; and (ii) 4,607,692 of the Pre-Funded Warrants. In that regard, the Issuer agreed to use its best efforts to have the registration statement filed be it to be declared effective within 120 days following the date of the Registration Rights Agreement.

The foregoing was a summary of certain material terms of the: (i) RDO Purchase Agreement; (ii) PIPE Purchase Agreement; (iii) Pre-Funded Warrants; (iv) Series B and C Warrants; and (v) Registration Rights Agreement. The foregoing descriptions are not, and do not purport to be, complete and, except as otherwise described above, are qualified in their entirety by reference to the full text of the forms of those documents, which have been filed as Exhibits C, D, E, F and G, respectively, and are incorporated herein by reference.

It is anticipated that Mr. Boyd and Keith Maher, a Managing Director at Armistice Capital, will be appointed to the Issuer's Board shortly after the date hereof.

The Reporting Persons purchased the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, participating on the Board, engaging in communications with management and/or the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, reshaping the Issuer's corporate strategy, recommending business development transactions, proposing changes to management, operations and the structure of the Board (including the composition of the Board), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, each Reporting Person may be deemed to beneficially own 2,773,455 Shares, constituting 19.99% of the Shares, based upon 12,624,369 Shares outstanding as of the date hereof, as adjusted for warrants of the Issuer beneficially owned by the Reporting Persons. Each Reporting Person has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,773,455 Shares. Each Reporting Person has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,773,455 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B. All of the reported transactions set forth on Exhibit B were entered into by the Master Fund.

	(e)	N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.

In addition to the Pre-Funded Warrants and Series C and D Warrants acquired by the Master Fund pursuant to the Purchase Agreements, the Master Fund holds 6,505,389 common stock purchase warrants of the Issuer, subject to blocker provisions that prevent the Master Fund from exercising those warrants if it would be more than a 4.99% beneficial owner of the Shares following any such exercise.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Schedule of Transactions in the Shares

Exhibit C:	Form of RDO Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on July 8, 2020).

Exhibit D:	Form of PIPE Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by the Issuer on July 8, 2020).

Exhibit E:	Form of Pre-Funded Warrants (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC by the Issuer on July 8, 2020).

Exhibit F:	Form of Series B and C Warrants (incorporated by reference to Exhibit 4.2 to the Form 8-K filed with the SEC by the Issuer on July 8, 2020).

Exhibit G:	Form Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the SEC by the Issuer on July 8, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2020
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd*

/s/ Steven Boyd

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated July 16, 2020, relating to the Common Stock, $0.0001 par value per share, of Tenax Therapeutics, Inc. shall be filed on behalf of the undersigned.

July 16, 2020
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd

/s/ Steven Boyd

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale	Quantity	Price
06/02/20	Short Sale*	35,174	$2.4084
06/02/20	Short Sale*	25,000	$2.3525
06/02/20	Short Sale*	39,826	$2.3523
06/02/20	Short Sale*	12,715	$2.35
06/02/20	Short Sale*	25,000	$2.2732
06/02/20	Short Sale*	24,770	$2.253
06/02/20	Short Sale*	25,000	$2.2618
06/02/20	Short Sale*	25,000	$2.2668
06/02/20	Short Sale*	33,515	$2.2568
06/02/20	Short Sale*	19,000	$2.39
06/02/20	Short Sale*	25,000	$2.2459
06/02/20	Short Sale*	35,000	$2.2561
06/02/20	Short Sale*	50,000	$2.3633
06/08/20	Short Sale*	25,000	$1.4586
06/08/20	Short Sale*	25,000	$1.45
06/08/20	Short Sale*	11,011	$1.45
06/08/20	Short Sale*	25,000	$1.4544
06/08/20	Short Sale*	25,000	$1.4414
06/08/20	Short Sale*	13,989	$1.4377
06/10/20	Short Sale*	4,940	$1.36
06/10/20	Short Sale*	3,300	$1.35
06/10/20	Short Sale*	25,000	$1.3402
06/10/20	Short Sale*	50,000	$1.3323
06/10/20	Short Sale*	53,529	$1.3259
06/12/20	Short Sale*	12,810	$1.1049
06/15/20	Short Sale*	25,421	$1.16
06/17/20	Short Sale*	25,000	$1.1269
06/17/20	Short Sale*	25,000	$1.1019
06/17/20	Short Sale*	25,000	$1.0798
06/19/20	Short Sale*	10,809	$1.1013
06/19/20	Short Sale*	14,134	$1.1013
06/22/20	Short Sale*	2,160	$1.0644
06/22/20	Short Sale*	2,897	$1.0378
06/23/20	Short Sale*	6,740	$1.0651
06/23/20	Short Sale*	8,177	$1.05
06/23/20	Short Sale*	22,840	$1.0406
06/25/20	Short Sale*	25,000	$1.0017
06/25/20	Short Sale*	35,000	$0.971207
06/25/20	Short Sale*	20,468	$0.913131
06/25/20	Short Sale*	34,459	$0.928785
06/26/20	Short Sale*	10,663	$0.96761
06/30/20	Short Sale*	56,653	$0.899447
07/06/20	Purchase**	1,523,611	$1.0278
07/06/20	Purchase**	652,313	$1.0277
07/06/20	Purchase**	4,607,692	$1.0277
07/06/20	Purchase to Cover Short Sale**	664,191	$1.0278
07/06/20	Purchase to Cover Short Sale**	335,809	$1.0278

*	This transaction was conducted on the open market.

**	These Shares were acquired from the Issuer pursuant to the transactions described in Item 4 above.